From: Cameron McCormick
Date: 11/21/05

Regarding: Director position

This letter is to serve as notice that I resign from my position as director of VSUS effective today. With the delivery of this letter I relinquish all duties or responsibilities given to me in the role of director, and therefore will not perform such duties or responsibilities in the future.

Signed,

/s/ Cameron McCormick

Cameron McCormick